UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Rockwell Medical Technologies, Inc.
(Name of Issuer)
Common Shares, no par value per share
(Title of Class of Securities)
774374102
(CUSIP Number)
Robert L. Chioini
30142 Wixom Road
Wixom, Michigan 48393
(248) 960-9009
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 30, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Page 1 of 6 Pages)

CUSIP No.	774374102	13D	Page	2	of	6

1.	NAME OF REPORTING PERSON: Robert L. Chioini

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3.	SEC USE ONLY:

4.	SOURCE OF FUNDS:

PF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7.	SOLE VOTING POWER:

NUMBER OF		2,554,716

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		None

EACH	9.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,554,716

WITH	10.	SHARED DISPOSITIVE POWER:

None

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,554,716

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

13.5%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No.	774374102	13D	Page	3	of	6
     This Amendment No. 5 amends the Statement on Schedule 13D originally filed with the Securities and Exchange Commission on February 14, 2003 with respect to the common stock, no par value (the “Common Shares”), of Rockwell Medical Technologies, Inc. (“Rockwell”), as amended by Amendment No. 1 filed on August 12, 2003, Amendment No. 2 filed on January 23, 2004, Amendment No. 3 filed on April 22, 2005, and Amendment No. 4 filed on December 27, 2005 (as amended, the “Schedule 13D”). The Schedule 13D is further amended as set forth below. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.
Item 3. Source and Amount of Funds or Other Consideration.
     Item 3 is hereby amended by adding the following information:
     The Reporting Person received as compensation grants of stock options and restricted stock as described in Item 5, for which no cash consideration was paid by him. The Reporting Person paid $270,000.00 to acquire 90,000 Common Shares upon the exercise of stock options on July 13, 2007, $150,000.00 to acquire 100,000 Common Shares upon the exercise of stock options on December 2, 2008. The Reporting Person paid the exercise price from his personal funds. The exercise price due upon the exercise of stock options to acquire 160,000 Common Shares on December 10, 2009 was paid through the withholding by Rockwell of 55,468 Common Shares from the Common Shares that would have otherwise been issued upon the exercise, as provided in the 1997 Stock Option Plan and the corresponding grant agreement.
Item 4. Purpose of Transaction.
     Item 4 is hereby amended by adding the following information:
     Grants of options and restricted stock to the Reporting Person beginning in 2007 were made by the Compensation Committee of Rockwell’s board of directors under Rockwell’s 2007 Long Term Incentive Plan.
Item 5. Interest in Securities of the Issuer.
     Item 5 is hereby amended by adding the following information:
     (a) As of the date hereof, the Reporting Person beneficially owned 2,554,716 Common Shares (including 1,733,000 Common Shares issuable upon exercise of stock options held by the Reporting Person that are exercisable currently or within 60 days), constituting approximately 13.5% of the Common Shares outstanding, based on 17,202,108 Common Shares outstanding as of February 28, 2010 (as disclosed in the 2009 Annual Report on Form 10-K filed by Rockwell).
     The Reporting Person holds options to purchase 2,333,000 Common Shares as of the date hereof, 1,733,000 of which are exercisable currently or within the next 60 days, as set forth in the following table:

CUSIP No.	774374102	13D	Page	4	of	6

			# Vested
			Currently or
		Exercise	Within 60		Expiration
Grant Date	# of Shares	Price	Days	Vesting Schedule*	Date
10/11/01	175,000	$.70	175,000	Fully Vested	10/11/2011
12/16/02	143,000	$.55	143,000	Fully Vested	12/16/2012
6/18/03	300,000	$1.81	300,000	Fully Vested	6/18/2013
9/17/03	25,000	$3.06	25,000	Fully Vested	9/17/2013
1/13/04	105,000	$4.05	105,000	Fully Vested	1/13/2014
12/22/04	335,000	$2.79	335,000	Fully Vested	12/22/2014
12/15/05	375,000	$4.55	375,000	Fully Vested	12/15/2015
12/17/07	250,000	$6.50	166,667	One-third per year starting 12/17/08	12/17/2017
4/3/08	75,000	$6.50	50,000	One-third per year starting 4/3/09	4/3/2018
11/19/08	175,000	$3.09	58,333	One-third per year starting 11/19/09	11/19/2018
6/18/09	225,000	$6.74	0	One-third per year starting 6/18/10	6/18/2019
1/15/10	150,000	$7.13	0	One-third per year starting 1/15/11	1/15/2020

*	Option vesting accelerates upon death, disability or a change in control of Rockwell.
     A total of 100,000 of the Common Shares beneficially owned are restricted shares, granted on November 19, 2008 and subject to restriction on transfer prior to vesting. One-half of the restricted shares vest on May 19, 2010 and the remainder vest on November 19, 2011, or immediately upon a change in control of Rockwell.
     (b) The Reporting Person has, or will have, sole voting and investment power over the Common Shares reported above as beneficially owned by him.
     (c) Other than the option and restricted stock grants described above, the Reporting Person has had the following transactions in the Common Shares since the filing of Amendment No. 4 to the Schedule 13D:

Date	# of Shares	Price	Transaction
7/13/2007	90,000	$3.00	Acquired shares upon option exercise for cash
9/28/2007	62,400	$5.70	Market sale for cash
10/01/2007	60,000	n/a	Options transferred pursuant to domestic relations order
12/24/2007	27,600	$7.04	Market sale for cash
12/2/2008	100,000	$1.50	Acquired shares upon option exercise for cash
12/5/2008	8,693	$3.50	Market sale for cash
12/5/2008	10,000	$3.51	Market sale for cash
12/8/2008	1,973	$3.80	Market sale for cash
12/9/2008	16,579	$3.50	Market sale for cash
12/9/2008	300	$3.53	Market sale for cash
12/9/2008	4,021	$3.51	Market sale for cash
12/10/2008	400	$3.48	Market sale for cash
12/10/2008	1,200	$3.50	Market sale for cash
12/10/2008	100	$3.53	Market sale for cash
12/10/2008	100	$3.57	Market sale for cash
12/10/2008	100	$3.60	Market sale for cash
12/10/2009	104,532	$2.1875
Acquired shares upon option exercise in cashless exercise (net of 55,468 shares withheld and canceled by issuer from those otherwise issuable upon exercise to pay exercise price and tax withholding, valued at $6.31 per share for this purpose)

CUSIP No.	774374102	13D	Page	5	of	6

Date	# of Shares	Price	Transaction
12/30/2009	395	$7.68	Market sale for cash
12/30/2009	22,942	$7.61	Market sale for cash
12/30/2009	3,669	$7.66	Market sale for cash
12/31/2009	15,038	$7.71	Market sale for cash
12/31/2009	1,822	$7.66	Market sale for cash
     (d) No other person is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by the Reporting Person.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     Item 6 is hereby amended and restated in its entirety as follows:
     The material terms of the options and restricted stock grants are set forth in Item 5 above. 665,182 of the shares beneficially owned by the Reporting Person are held in a margin account with Wells Fargo Advisors, LLC subject to a standard margin loan arrangement.
Item 7. Material to be Filed as Exhibits.
     Item 7 is hereby amended and restated in its entirety as follows:

99.1	Rockwell Medical Technologies, Inc. 1997 Stock Option Plan, as amended, filed as Appendix A to Rockwell’s Proxy Statement for the 2006 Annual Meeting of Shareholders filed on April 17, 2006 and incorporated herein by reference.

99.2	Rockwell Medical Technologies, Inc. 2007 Long Term Incentive Plan, filed as an appendix to Rockwell’s Proxy Statement for the Annual Meeting of Shareholders filed on April 18, 2007 and incorporated herein by reference.

99.3	Amendment No. 1 to Rockwell Medical Technologies, Inc. 2007 Long Term Incentive Plan, filed as an exhibit to Rockwell’s Current Report on Form 8-K on May 30, 2008 and incorporated herein by reference.

99.4	Form of Restricted Stock Award Agreement (Executive Version), filed as an exhibit to Rockwell’s Current Report on Form 8-K on November 25, 2008 and incorporated herein by reference.

99.5	Form of Nonqualified Stock Option Agreement (Employee Version), filed as an exhibit to Rockwell’s Current Report on Form 8-K on December 20, 2007 and incorporated herein by reference.

CUSIP No.	774374102	13D	Page	6	of	6
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: March 31, 2010	/s/ Robert L. Chioini
Robert L. Chioini